CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-11 of our report dated July 6, 2015 with respect to the audited consolidated financial statements of American Realty Partners, LLC for the years ended December 31, 2014 and 2013.

We also consent to the references to us under the heading "Experts" in such Registration Statement.

/s/ MaloneBailey, LLP
www.malonebailey.com
Houston, Texas
December 4, 2015